Exhibit 99.1

THIS JOINT ANNOUNCEMENT DATED 12 OCTOBER 2022 (THE “ANNOUNCEMENT”) DOES NOT CONSTITUTE AN OFFER AND IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO, OR FROM, ANY JURISDICTION OUTSIDE THE UNITED STATES OF AMERICA, SOUTH AFRICA, AND SINGAPORE IN WHICH THE INTRODUCTION OR IMPLEMENTATION OF THE OFFER (AS DEFINED BELOW) WOULD NOT BE IN COMPLIANCE WITH THE LAWS OR REGULATIONS OF SUCH JURISDICTION. PLEASE REFER TO PARAGRAPH 19 OF THIS ANNOUNCEMENT FOR FURTHER DETAILS RELATING TO GRINDROD SHAREHOLDERS IN OTHER JURISDICTIONS.

GOOD FALKIRK (MI) LIMITED (Registration No.: 96379) (Incorporated in Marshall Islands) (the Offeror)	TAYLOR MARITIME INVESTMENTS LIMITED (Registration No.: 69031) (Incorporated in Guernsey) (TMI)	GRINDROD SHIPPING HOLDINGS LTD. (Registration No.: 201731497H) (Incorporated in Singapore) (the Company)
JOINT ANNOUNCEMENT

VOLUNTARY CONDITIONAL CASH OFFER

by

GOOD FALKIRK (MI) LIMITED, A WHOLLY-OWNED SUBSIDIARY OF TAYLOR MARITIME INVESTMENTS LIMITED

to acquire all the issued ordinary shares in the capital of

GRINDROD SHIPPING HOLDINGS LTD.

other than Shares held by the Offeror and Shares held in treasury.

1	INTRODUCTION

1.1	Taylor Maritime Investments Limited (“TMI”), and Grindrod Shipping Holdings Ltd. (“Grindrod” or the “Company”) are pleased to announce that they have entered into a transaction implementation agreement (the “Implementation Agreement”),dated as of 11 October 2022, among the Company, TMI and Good Falkirk (MI) Limited, a wholly-owned subsidiary of TMI (the “Offeror”) providing for a voluntary conditional cash offer (the “Offer”) to be made by the Offeror for all the issued ordinary shares (the “Shares”) in the capital of the Company (other than Shares held by the Offeror and Shares held in treasury) (the “Offer Shares”), in accordance with Rule 15 of The Singapore Code on Take-overs and Mergers (the “Code”) and the rules of the U.S. Securities and Exchange Commission (the “SEC”).

1.2	Capitalised terms which are not otherwise defined herein, shall have the meanings ascribed to them in paragraph 3 of Schedule 1 of this Announcement.

2	OFFER SUMMARY AND HIGHLIGHTS

2.1	Summary of Offer terms

(a)	Under the terms of the Offer, shareholders of the Company (“Grindrod Shareholders”) will be entitled to receive:

the Offer Price of US$21.00 in cash for each Offer Share.

(b)	Under the terms of the Implementation Agreement, subject to the conditions to the Offer being satisfied (or to the extent permitted, waived) as of the Expiration Time of the Offer (as such expiration may be extended), Grindrod has agreed to declare and pay:

a Special Dividend of US$5.00 per Share,

to Grindrod Shareholders that hold Shares as of the Dividend Record Date. If the conditions to the Offer are not satisfied (or to the extent permitted, waived) as of the Expiration Time of the Offer (as such expiration may be extended), no Special Dividend will be paid by the Company.

(c)	Under the terms of the Offer and the Implementation Agreement, if the conditions to the Offer are satisfied (or to the extent permitted, waived) as of the Expiration Time of the Offer (as such expiration may be extended), Grindrod Shareholders who have validly tendered (and not withdrawn) their Shares in accordance with the terms of the Offer (and who hold Shares as at the Dividend Record Date) would therefore receive:

an aggregate Transaction Value of US$26.00 per Share (comprising the Offer Price and the Special Dividend),

valuing Grindrod’s existing issued and to be issued ordinary share capital at approximately US$506 million on a fully diluted basis (including the Special Dividend).

(d)	As mandated by the Financial Surveillance Department of the South African Reserve Bank, Grindrod shareholders holding their Shares on the JSE will receive their Offer consideration in the equivalent amount of South African Rand. The South African Rand to U.S. Dollar exchange rate to be applied to determine the amount of South African Rand will be set out in the Offer to Purchase.

(e)	The Offer is conditional upon, amongst other things:

(i)	the Offeror having received, by the Expiration Time of the Offer, as extended, valid tenders in accordance with the terms of the Offer (which have not been validly withdrawn) of at least such number of Offer Shares which, together with Shares acquired before (or, with the approval of the Company, during the period of) the Offer (and including any Shares issued to the Offeror pursuant to the FSA Payment Issuance), will result in the Offeror and persons acting in concert with it, holding such number of Shares carrying more than 50% of the voting rights attributable to the aggregate of all the Shares of the Company in issue (other than Shares held in treasury) and the number of Shares that would result from the valid vesting and settlement in full of the Company Forfeitable Shares (the “Minimum Condition”); and

(ii)	TMI having obtained the Requisite TMI Shareholder Vote (the “Investment Policy Amendment Condition”);

(iii)	all applicable suspension periods (including any extensions thereof) relating to the Offer under the Competition Act, No. 89 of 1998 (as amended) having expired or lapsed and the South African Competition Commission’s approval relating to the Offer having been obtained (the “Regulatory Condition”);

(iv)	(i) the Company Board having declared a Special Dividend of US$5.00 per Share and fixed as the record date therefor a date on or prior to the date on which the Expiration Time occurs, (ii) the Company having remitted sufficient funds to the applicable transfer agents for payment in full of the Special Dividend and (iii) the Company having irrevocably instructed the applicable transfer agents to pay and distribute the funds for the Special Dividend to the holders of record of outstanding Shares as of the Dividend Record Date as soon as possible after the Expiration Time (the “Irrevocable Instruction Condition”); and

(v)	the other conditions which are set forth in Schedule 1 hereto.

2.2	Financial Evaluation

The Transaction Value of US$26.00 represents the following premia over:

(a)	the last traded price per Share as quoted on the NASDAQ and the JSE respectively on 10 October 2022, being the last practicable full day of trading in the Shares on the NASDAQ and the JSE, preceding the Offer Announcement Date (the “Last Trading Day”);

(b)	the last traded price per Share as quoted on the NASDAQ and the JSE respectively on 26 August 2022, being the last full day of trading in the Shares on the NASDAQ and the JSE preceding the filing by TMI with the SEC on 29 August 2022 of an amendment to TMI’s Schedule 13D disclosing that TMI, the Offeror and Company had entered into a letter of intent with respect to the Offer (the “Disclosure Date”); and

(c)	the following premia over the volume-weighted average price (“VWAP”) per Share as transacted on the NASDAQ and the JSE respectively for the 30-day, 60-day, 90-day and 180-day periods respectively prior to the Disclosure Date*.

*	VWAP share premia are by reference to the undisturbed GRIN share price to the filing by TMI with the U.S. Securities and Exchange Commission on 29 August 2022 of an amendment to its Schedule 13D disclosing TMI’s Letter of Intent to make the Offer.

NASDAQ

	Description	Share Price (1) (US$)	Premium of Transaction Value of US$26.00 over Share Price (2) (%)
1.	Last traded price per Share on 10 October 2022, being the Last Trading Day	24.51	6.1%

2.	Last traded price per Share on 26 August 2022 being the last full trading date prior to the Disclosure Date	20.50	26.8%

3.	VWAP for the 30-day period prior to the Disclosure Date	19.01	36.8%

4.	VWAP for the 60-day period prior to the Disclosure Date	19.87	30.8%

5.	VWAP for the 90-day period prior to the Disclosure Date	22.66	14.7%

6.	VWAP for the 180-day period prior to the Disclosure Date	21.78	19.4%

(1)	Grindrod Shipping share price quoted on the NASDAQ based on data extracted from Bloomberg L.P. as at the Last Trading Day or Disclosure Date (as appropriate), rounded to the nearest two decimal places.

(2)	The percentage figures are rounded to the nearest one decimal place.

JSE

	Description	Share Price (1) (ZAR)	Exchange rate (USD/ZAR) (2)	USD converted share price (3)	Premium of Transaction Value of US$26.00 over Share Price (4) (%)
1.	Last traded price per Share on 10 October 2022, being the Last Trading Day	424.99	18.13	23.44	10.9

2.	Last trading price per Share on 26 August 2022 being the last full trading date prior to the Disclosure Date	331.03	16.88	19.61	32.6%

3.	VWAP for the 30-day period prior to the Disclosure Date	372.04	17.13	21.72	19.7%

4.	VWAP for the 60-day period prior to the Disclosure Date	344.89	17.02	20.26	28.3%

5.	VWAP for the 90-day period prior to the Disclosure Date	347.30	16.74	20.75	25.3%

6.	VWAP for the 180-day period prior to the Disclosure Date	360.56	16.15	22.33	16.4%

Notes:

(1)	Grindrod Shipping share price quoted on the JSE based on data extracted from Bloomberg L.P. as at the Last Trading Day or Disclosure Date (as appropriate), rounded to the nearest two decimal places.

(2)	Based on the rate extracted from Bloomberg L.P. as at the Last Trading Day or Disclosure Date (as appropriate), rounded to the nearest two decimal places.

(3)	The ZAR price is converted to USD at the rate prevailing on the relevant day or, in the case of the VWAP, the average rate prevailing during the relevant period.

(4)	The percentage figures are rounded to the nearest one decimal place.

2.3	Background to and reasons for the Offer

(a)	Background to the Offer

The Offeror, a wholly-owned subsidiary of TMI, first acquired shares in the Company in Q4 2021. Through additional purchases in Q4 2021 the Offeror established an approximately 26% ownership position in the Company and designated Paul Charles Over to serve on the Company’s board of directors. On 25 August 2022, TMI delivered to Grindrod a non-binding indicative proposal to acquire 100% of the outstanding shares of the Company not already owned by Offeror through the Proposed Transaction.

(b)	Rationale for, and benefits of, the acquisition

Strategic shareholder consolidating ownership position through premium, all cash Offer

The aggregate value of $26.00 per Grindrod Share represents (i) a 26.8% premium to the price per Grindrod Share of US$20.50 on 26 August 2022 being the last traded price per Grindrod Share on the NASDAQ on 26 August 2022 and (ii) a 14.7% premium to the 90-day volume weighted average price of US$22.66 per Grindrod Share prior to the Disclosure Date. The Company’s stock average daily trading volume on the NASDAQ of $7.3m during the 90-day period prior to 26 August 2022 represents 1.4% of the Offer’s $506.3m valuation of the Company being traded each day. The Offer is conditional upon, among other conditions, the Minimum Condition, namely the Offeror owning more than 50.0% of the shares carrying voting rights of the Company.

Certainty of a premium, cash exit for Grindrod investors

The Offer in cash provides an immediate and certain exit opportunity for Grindrod Shareholders at an attractive premium to Grindrod’s undisturbed share price at a time of significant market volatility and economic uncertainty.

Strategic combination creates a significant market player in the mid-sized dry-bulk industry with a combined fleet of 58 vessels

TMI believes the Offer will create a significant player and owner of mid-sized dry-bulk ships. Together TMI and Grindrod own a fleet of 58 geared vessels (including 6 chartered-in ships, 4 of which have purchase options), providing freight capacity to a high-quality customer base and moving a diversified portfolio of cargoes around the world.

TMI believes complementary fleets have the potential to generate defensive earnings and sustainable dividends, improving average vessel age and carbon intensity.

Scale and global operations to unlock additional revenue and operational cost savings

TMI believes the combination of TMI and the Company would enable the Enlarged Group’s chartering and technical management functions to realise additional value through the enhanced scale and utilization of the combined fleet and charter book. The combined fleet will mean that the Enlarged Group’s assets are closer to its customers around the world, enabling TMI and Grindrod’s experienced chartering teams to create additional value through positioning advantages, and the technical teams to make economic, bulk purchases of spares. The Enlarged Group is expected by TMI to achieve enhanced realised revenue and cost unit economics that are not available to either TMI or Grindrod on a standalone basis.

Conservative business model and capital structure to deliver liquidity and free cash generation

TMI expects that the Enlarged Group will maintain a conservative long-term capital structure. In order to fund the Offer, TMI has arranged an acquisition facility. At 100% acceptances, TMI will exceptionally increase its debt to gross assets ratio to 40% and is committed to reducing this to no more than 25% within 18 months, with the new facility significantly reduced or eliminated within that timeframe.

TMI intends to continue to implement its strategy of employing its ships primarily on period time-charters, utilizing a mix of duration, including short term Charters (less than 6 months), medium term Charters (more than 6 months) and long-term Charters (greater than a year) which are expected to benefit from staggered renewals of an even larger fleet, with a view to flattening the income curve.

The combined fleet is expected by TMI to generate robust free cash flow, which, together with proceeds from vessel sales, as part of overall fleet renewal strategy, will be used to repay debt.

Resilient and flexible business model

TMI expects the Enlarged Group should benefit from enhanced resilience and improved market access to face potentially more difficult macro environments and in the face of future incoming shipping regulations relating to the environment.

3	TERMS OF THE OFFER

3.1	Terms of the Offer. In accordance with Section 139 of the Securities and Futures Act 2001 of Singapore, the Code, and Regulations 14D and 14E of the SEC promulgated pursuant to the Exchange Act (subject to the SEC No-Action Relief),and subject to the terms and conditions to be set out in the formal offer documentation to be issued in respect of the Offer (the “Offer to Purchase”), the Offer will be made on the following basis:

(a)	Offer Shares. The Offer will be extended to all the Offer Shares, which shall include all new Shares unconditionally issued or to be issued prior to the final closing date of the Offer pursuant to the valid vesting and settlement of any outstanding awards granted by the Company which are (i) unvested, or (ii) vested but remain unsettled (the “Outstanding Awards”) pursuant to the 2018 Forfeitable Share Plan operated by the Company and its subsidiaries (the “FSP”).

(b)	Offer Price. The price shall be US$21.00 in cash for each Offer Share (the “Offer Price”).

(c)	No Encumbrances. The Offer Shares will be acquired by the Offeror:

(i)	fully paid;

(ii)	free from any claim, charge, pledge, mortgage, encumbrance, lien, option, equity, power of sale, declaration of trust, hypothecation, retention of title, right of pre-emption, right of first refusal, moratorium or other third party right or security interest of any kind or an agreement, arrangement or obligation to create any of the foregoing; and

(iii)	together with all rights, benefits, and entitlements attached thereto as at the date of this Announcement (the “Offer Announcement Date”) and thereafter attaching thereto, including the right to receive and retain all dividends, rights, return of capital, and other distributions (if any) declared, paid or made by the Company in respect of the Offer Shares on or after the Offer Announcement Date, other than:

(A)	the Special Dividend; and

(B)	any dividend by reference to each quarter of the Company, declared by the Company with a record date falling on or prior to the end of the Subsequent Offering Period, in an amount determined in accordance with and subject to the parameters (including as to the maximum percentage limit of distributable profits) set out in, the Company’s dividend and capital return policy as in effect on 25 August 2022 (but without taking into account the Special Dividend in determining such amount) that has a declaration date, announcement date, record date and payment date that is consistent with past practice as to timing; provided that such dividend is permitted by applicable laws and regulations, and the rules of applicable stock exchanges, and shall not prejudice the payment of the Special Dividend (the “Permitted Dividend”),

(such rights to dividends, rights, return of capital, and other distributions but excluding the Special Dividend and the Permitted Dividend, collectively, the “Distributions”).

3.2	Adjustments for Distributions. Without prejudice to the foregoing, the Offer Price has been determined on the basis that the Offer Shares will be acquired with the right to receive any Distribution that may be declared, paid or made by the Company on or after the Offer Announcement Date. Accordingly, if any Distribution is declared, paid or made by the Company in respect of the Offer Shares on or after the Offer Announcement Date to a Grindrod Shareholder, the Offeror reserves the right to deduct from the Offer Price payable to each Grindrod Shareholder who validly tenders their Share or has validly tendered their Shares in accordance with the terms of the Offer, the amount of such Distribution. For the avoidance of doubt, no reduction of the Offer Price is contemplated by this paragraph 3.2 in respect of the declaration or payment of the Special Dividend or any Permitted Dividend.

3.3	Adjustment for alterations to capital. If, any time on or after the Offer Announcement Date and the end of the Subsequent Offering Period, any change in the outstanding Shares occurs as a result of any share split (including a reverse share split), subdivision or combination, any share dividend or share distribution with a record date during such period, the Offeror reserves the right to equitably adjust the Offer Price to reflect such change and provide the holders of each Share the same economic effect as contemplated hereunder prior to such event.

3.4	Jurisdictions. The Offer will be made in accordance with Regulations 14D and 14E of the SEC promulgated pursuant to the Exchange Act (subject to the SEC No-Action Relief) and the Code (subject to the SIC Rulings) as a single offer concurrently in the United States of America, South Africa, Singapore and other jurisdictions to which the Offer may be legally extended.

3.5	Offer Conditional. The Offer will be conditional on the satisfaction of the conditions set out in paragraph 4 below.

4	CONDITIONS TO THE OFFER

4.1	Offer Conditions. Pursuant to the terms of the Implementation Agreement, the Offer is conditional upon the satisfaction or, subject to paragraph 4.2 below, waiver (as the case may be) of the following conditions:

(a)	the Minimum Condition;

(b)	the Investment Policy Amendment Condition;

(c)	the Regulatory Condition;

(d)	the Irrevocable Instruction Condition; and

(e)	the other conditions which are set forth in Schedule 1 hereto,

(collectively, the “Offer Conditions”).

4.2	Benefit of Offer Conditions. The Implementation Agreement provides that each of the Offeror or TMI may in its sole discretion waive, in whole or in part, any of the Offer Conditions in accordance with the Code, save that the Minimum Condition, the Termination Condition (as defined in paragraph 3 of Schedule 1 hereto), the Regulatory Condition and the Injunction Condition (as defined in paragraph 3 of Schedule 1 hereto) may only be waived, amended or modified with the prior written consent of Grindrod.

4.3	Subsequent Offering Period. Following the satisfaction (or to the extent permitted, waiver) of the Offer Conditions as of the Expiration Time, the Offeror will provide for the Subsequent Offering Period during which Grindrod Shareholders who have not previously validly tendered their Shares may do so.

5	SPECIAL DIVIDEND

5.1	In conjunction with the Offer, Grindrod has agreed to declare and pay an interim cash dividend of US$5.00 per Share (the “Special Dividend”) upon the terms and subject to the conditions set out in the Implementation Agreement and summarized below.

5.2	The Special Dividend shall be subject to the following terms and conditions:

(a)	the payment of the Special Dividend will be conditioned on the satisfaction (or to the extent permitted, waiver) of the Offer Conditions as of the Expiration Time;

(b)	the Special Dividend will be declared by the Company and the record date for the purposes of determining the entitlement of Grindrod Shareholders to the Special Dividend (the “Dividend Record Date”) will be determined and announced by the Company Board, subject to the requirements of NASDAQ listing rules and the Listings Requirements of the JSE and following consultation with TMI, promptly following the later of (i) the satisfaction of the Regulatory Condition, and (ii) the satisfaction of the Investment Policy Amendment Condition and provided that the Injunction Condition shall not have been triggered; and

(c)	such Dividend Record Date shall be a date which shall be, subject to the requirements of NASDAQ Listing Rule 5250(e)(6) and Rule 10b-17 promulgated under the Exchange Act and the Listings Requirements of the JSE, as close as practically possible to a scheduled Expiration Time occurring thereafter.

5.3	If the Offer Conditions are satisfied (or to the extent permitted, waived) as of the Expiration Time (as extended), Grindrod Shareholders that hold Shares as at the Dividend Record Date will be entitled to the Special Dividend. Accordingly, under the terms of the Offer and the Special Dividend, Grindrod Shareholders who have tendered their Shares in acceptance of the Offer (and who hold Shares as at the Dividend Record Date) would receive an aggregate value of:

US$26.00 per Share (the “Transaction Value”).

5.4	If the Offer Conditions are not satisfied (or to the extent permitted, waived) as of the Expiration Time (as extended), no Special Dividend will be paid by the Company.

6	OUTSTANDING FORFEITABLE SHARE AWARDS

6.1	The Company Group operates the FSP in which certain employees of the Company and the Company Subsidiaries and non-executive directors of the Company participate. Under the rules of the FSP, participating employees and non-executive directors may be granted awards to be settled with a specified number of Shares. As at the Offer Announcement Date, based on information provided by the Company, there are 475,515 Outstanding Awards, pursuant to which 475,515 Shares are issuable.

6.2	Awards Proposal. The Company and the Offeror will make a proposal (the “Awards Proposal”) to the holders of Outstanding Awards (“FSA Holders”) that, subject to the Acceptance Time occurring, each Outstanding Award shall become fully vested at the Acceptance Time by virtue of the Company’s compensation committee resolving to accelerate the vesting thereof. In respect of such Outstanding Awards:

(a)	if the consent of the relevant FSA Holder to the cancellation of all his or her Outstanding Awards so vested has been obtained, such FSA Holder shall be entitled, in consideration of such cancellation, to receive payment of US$21.00 (in lieu of the Offer Price) in respect of each Share which would have accrued on the Outstanding Awards held by such FSA Holder, using cash provided by the Offeror (each such payment, an “FSA Payment” and the aggregate of all such FSA Payments, the “Aggregate FSA Payment”);

(b)	if the consent of the relevant FSA Holder to the cancellation of all his Outstanding Awards so vested has not been obtained, such FSA Holder shall be entitled to be issued such number of Shares accruing to such Outstanding Awards, with such Shares to be delivered by the Company to such holder as promptly as practicable after the Acceptance Time; and

(c)	subject to the occurrence of the Acceptance Time, each FSA Holder shall receive payment of US$5.00 (in lieu of the Special Dividend) (the “Special Dividend Equivalent Payment”) in respect of each Share which would have accrued on the Outstanding Awards held by such FSA Holder as at the Dividend Record Date, using cash provided by the Company.

6.3	Following payment by the Offeror to the Company of an amount equivalent to the Aggregate FSA Payment, the Company will promptly issue to the Offeror, such number of Shares obtained by dividing the Aggregate FSA Payment by the Offer Price.

6.4	Each FSA Payment and Special Dividend Equivalent Payment will be made by the Company no later than the first payroll date immediately following the Acceptance Time, and TMI, the Offeror and the Company shall be entitled to deduct or withhold from each such FSA Payment or Dividend Equivalent Payment, any amounts required to be deducted or withheld under applicable tax laws.

7	INFORMATION ON TMI AND THE OFFEROR

Information on TMI

7.1	TMI is an internally managed shipping company listed on the Premium Segment of the Official List, its shares trading on the Main Market of the London Stock Exchange since May 2021 (the IPO). TMI specialises in the acquisition and chartering of vessels in the Handysize and Supramax bulk carrier segments of the global shipping sector. TMI invests in a diversified portfolio of vessels which are primarily second-hand and which, historically, have earned returns in excess of the Company’s target dividend yield of 8% p.a. (on the initial issue price). The current portfolio numbers 27 vessels in the geared dry bulk segment (Handysize and Supramax types). The ships are employed utilising a variety of employment/charter strategies.

7.2	TMI pursues a progressive dividend policy. It announced an increased interim dividend of 2 cents per Ordinary Share paid on a quarterly basis on 28 July 2022, with a targeted total NAV return of 10-12% per annum over the medium to long-term. The Board of TMI declared a special dividend of 3.22 cents per share in respect of the period from IPO to 31 March 2022 paid on 6 May 2022, which brought total dividends declared for the period from IPO to 31 March 2022 to 8.47 US cents per share, representing a dividend yield on the IPO price of approximately 10% on an annualised basis.

7.3	TMI has the benefit of an experienced Executive Team led by Edward Buttery and who previously worked closely together at the Commercial Manager, Taylor Maritime. Established in 2014, Taylor Maritime is a privately owned ship-owning and management business with a seasoned team that includes the founders of dry bulk shipping company Pacific Basin Shipping (listed in Hong Kong 2343.HK) and gas shipping company BW Epic Kosan (formerly Epic Shipping) (listed in Oslo BWEK:NO). Taylor Maritime’s team of industry professionals are based in Guernsey, Singapore and London.

7.4	TMI believes the Proposed Transaction represents an exciting opportunity to combine Grindrod’s operations with TMI to create a significant owner of Handysize up to Ultramax dry cargo ships. TMI believes the complementary nature of the respective companies’ fleets and enhanced operational scale in the geared dry-bulk sector should create meaningful additional value for TMI Shareholders and customers that each of the companies serve. Further details of the benefits of the Transaction are set out below under “Rationale for, and benefits of, the acquisition”.

Information on the Offeror

The Offeror is wholly-owned subsidiary of TMI which is incorporated in the Marshall Islands and whose principal business is to hold investments on behalf of the TMI group. The Offeror currently holds the TMI group’s existing investment in Grindrod.

8	INFORMATION ON GRINDROD

8.1	General corporate information. The Company is a global provider of maritime transportation services, predominantly in the drybulk sector. The Company was incorporated as a private company, Grindrod Shipping Holdings Pte. Ltd., on 2 November 2017 in accordance with the laws of the Republic of Singapore for the purpose of acquiring the shipping business from Grindrod Limited, a public company incorporated in accordance with the laws of the Republic of South Africa. On 25 April 2018, Grindrod Shipping Holdings Pte. Ltd. was converted from a private company to a public company incorporated in accordance with the laws of the Republic of Singapore and changed its name to Grindrod Shipping Holdings Ltd. The Company became a publicly traded company with its shares listed on the NASDAQ Global Select Market (“NASDAQ”) in the United States on 18 June 2018 under the symbol “GRIN”, and obtained a secondary listed on the Main Board of the JSE on 19 June 2018 under the symbol “GSH”.

8.2	The Company is headquartered in Singapore, with offices around the world including, London, Durban, Cape Town, Tokyo and Rotterdam. The Company focuses on smaller, geared vessel categories similar to those of TMI’s fleet. The Company owns 25 vessels which are mostly Japanese built, including 15 Handysize vessels (11 Japanese built) and 10 Supramax and Ultramax vessels (all Japanese built), with an average age of eight years. The Company also has six vessels in its chartered in fleet with purchase options on four. The Company has a longstanding history in shipping, its business having been founded in South Africa in 1910. Since the Company’s listing in 2018 it has streamlined its asset ownership structure and concentrated on dry bulk.

8.3	Grindrod Board. As at the Offer Announcement Date, based on publicly available information, the board of directors of the Company comprise:

(a)	Michael John Hankinson (Non-Executive Chairman);

(b)	John Peter Herholdt (Non-Executive Director);

(c)	Quah Ban Huat (Non-Executive Director);

(d)	Paul Charles Over (Non-Executive Director) (“PCO”);

(e)	Stephen William Griffiths (Interim Chief Executive Officer and Chief Financial Officer); and

(f)	Murray Paul Grindrod (Non-Executive Director),

(the “Company Board”, and the directors on the Company Board other than PCO being the “Independent Company Directors”).

9	FINANCIAL EVALUATION OF THE OFFER PRICE

9.1	The Transaction Value of US$26.00 represents the following premia over:

(a)	the last traded price per Share as quoted on the NASDAQ and the JSE respectively on 10 October 2022, being the last practicable full day of trading in the Shares on the NASDAQ and the JSE, preceding the Offer Announcement Date (the “Last Trading Day”);

(b)	the last traded price per Share as quoted on the NASDAQ and the JSE respectively on 26 August 2022, being the last full day of trading in the Shares on the NASDAQ and the JSE preceding the filing by TMI with the SEC on 29 August 2022 of an amendment to TMI’s Schedule 13D disclosing that TMI, the Offeror and Company had entered into a letter of intent with respect to the Offer (the “Disclosure Date”); and

(c)	the following premia over the volume-weighted average price (“VWAP”) per Share as transacted on the NASDAQ and the JSE respectively for the 30-day, 60-day, 90-day and 180-day periods respectively prior to the Disclosure Date.

*	VWAP share premia are by reference to the undisturbed GRIN share price to the filing by TMI with the U.S. Securities and Exchange Commission on 29 August 2022 of an amendment to its Schedule 13D disclosing TMI’s Letter of Intent to make the Offer.

NASDAQ

	Description	Share Price (1) (US$)	Premium of Transaction Value of US$26.00 over Share Price (2) (%)
1.	Last traded price per Share on 10 October 2022, being the Last Trading Day	24.51	6.1%

2.	Last traded price per Share on 26 August 2022 being the last full trading date prior to the Disclosure Date	20.50	26.8%

3.	VWAP for the 30-day period prior to the Disclosure Date	19.01	36.8%

4.	VWAP for the 60-day period prior to the Disclosure Date	19.87	30.8%

5.	VWAP for the 90-day period prior to the Disclosure Date	22.66	14.7%

6.	VWAP for the 180-day period prior to the Disclosure Date	21.78	19.4%

(1)	Grindrod Shipping share price quoted on the NASDAQ based on data extracted from Bloomberg L.P. as at the Last Trading Day or Disclosure Date (as appropriate), rounded to the nearest two decimal places.

(2)	The percentage figures are rounded to the nearest one decimal place.

JSE

	Description	Share Price (1) (ZAR)	Exchange rate (USD/ZAR) (2)	USD converted share price (3)	Premium of Transaction Value of US$26.00 over Share Price (4) (%)
1.	Last traded price per Share on 10 October 2022, being the Last Trading Day	424.99	18.13	23.44	10.9%

2.	Last trading price per Share on 26 August 2022 being the last full trading date prior to the Disclosure Date	331.03	16.88	19.61	32.6%

3.	VWAP for the 30-day period prior to the Disclosure Date	372.04	17.13	21.72	19.7%

4.	VWAP for the 60-day period prior to the Disclosure Date	344.89	17.02	20.26	28.3%

5.	VWAP for the 90-day period prior to the Disclosure Date	347.30	16.74	20.75	25.3%

6.	VWAP for the 180-day period prior to the Disclosure Date	360.56	16.15	22.33	16.4%

Notes:

(1)	Grindrod Shipping share price quoted on the JSE based on data extracted from Bloomberg L.P. as at the Last Trading Day or Disclosure Date (as appropriate), rounded to the nearest two decimal places.

(2)	Based on the rate extracted from Bloomberg L.P. as at the Last Trading Day or Disclosure Date (as appropriate), rounded to the nearest two decimal places.

(3)	The ZAR price is converted to USD at the rate prevailing on the relevant day or, in the case of the VWAP, the average rate prevailing during the relevant period.

(4)	The percentage figures are rounded to the nearest one decimal place.

10	BACKGROUND TO AND REASONS FOR THE OFFER

(a)	Background to the Offer

The Offeror, a wholly-owned subsidiary of TMI, first acquired shares in the Company in Q4 2021. Through additional purchases in Q4 2021 the Offeror established a 26% ownership position in the Company and designated Paul Charles Over to serve on the Company board of directors. On 25 August 2022, TMI delivered to the Company a non-binding indicative proposal to acquire 100% of the outstanding shares of the Company not already owned by Offeror through the Proposed Transaction.

(b)	Rationale for, and benefits of, the acquisition

Strategic shareholder consolidating ownership position through premium, all cash Offer

The aggregate value of $26.00 per Grindrod Share represents (i) a 26.8% premium to the price per Grindrod Share of US$20.50 on 26 August 2022 being the last traded price per Grindrod Share on the NASDAQ on 26 August 2022 and (ii) a 14.7% premium to the 90-day volume weighted average price of US$22.66 per Grindrod Share prior to the Disclosure Date. The Company’s stock average daily trading volume on the NASDAQ of $7.3m during the 90-day period prior to 26 August 2022 represents 1.4% of the Offer’s $506.3m valuation of the Company being traded each day. The Offer is conditional upon, among other conditions, the Minimum Condition, namely the Offeror owning more than 50.0% of the shares carrying voting rights of the Company.

Certainty of a premium, cash exit for Grindrod investors

The Offer in cash provides an immediate and certain exit opportunity for Grindrod Shareholders at an attractive premium to Grindrod’s undisturbed share price at a time of significant market volatility and economic uncertainty.

Strategic combination creates a significant market player in the mid-sized dry-bulk industry with a fleet of 58 vessels

TMI believes the Offer will create a significant player and owner of mid-sized dry-bulk ships. Together TMI and Grindrod own a fleet of 58 geared vessels (including 6 chartered-in ships, 4 of which have purchase options), providing freight capacity to a high-quality customer base and moving a diversified portfolio of cargoes around the world.

TMI believes complementary fleets have the potential to generate defensive earnings and sustainable dividends, improving average vessel age and carbon intensity.

Scale and global operations to unlock additional revenue and operational cost savings

TMI believes the combination of TMI and the Company would enable the Enlarged Group’s chartering and technical management functions to realise additional value through the enhanced scale and utilization of the combined fleet and charter book. TMI believes the combined fleet will mean that the Enlarged Group’s assets are closer to its customers around the world, enabling TMI and Grindrod’s experienced chartering teams to create additional value through positioning advantages, and the technical teams to make economic, bulk purchases of spares. TMI expects the Enlarged Group to achieve enhanced realised revenue and cost unit economics that are not available to either TMI or Grindrod on a standalone basis.

Conservative business model and capital structure to deliver liquidity and free cash generation

TMI expects that the Enlarged Group will maintain a conservative long-term capital structure. In order to fund the Offer, TMI has arranged an acquisition facility. At 100% acceptances, TMI will exceptionally increase its debt to gross assets ratio to 40% and is committed to reducing this to no more than 25% within 18 months, with the new facility significantly reduced or eliminated within that timeframe.

TMI intends to continue to implement its strategy of employing its ships primarily on period time-charters, utilizing a mix of duration including short term Charters (less than 6 months), medium term Charters (more than 6 months) and long-term Charters (greater than a year) which are expected to benefit from staggered renewals of an even larger fleet, with a view to flattening the income curve.

TMI expects the combined fleet to generate robust free cash flow, which, together with proceeds from vessel sales, as part of overall fleet renewal strategy, are expected to be used by TMI to repay debt.

Resilient and flexible business model

TMI expects the Enlarged Group should benefit from enhanced resilience and improved market access to face potentially more difficult macro environments and in the face of future incoming shipping regulations relating to the environment.

11	TENDER AND SUPPORT AGREEMENTS

11.1	As at the Offer Announcement Date, each of the following Grindrod Shareholders has executed a tender and support agreement with TMI and the Offeror (collectively the “Tender and Support Agreements”), under which each of them has agreed to accept the Offer:

(a)	Grindrod Investments Proprietary Limited (which holds 1,922,740 Shares, representing10.12% of all the Shares as at the date hereof); and

(b)	Michael John Hankinson (who holds 16,423 Shares (excluding 4,166 Company Forfeitable Shares held by Michael John Hankinson as at the Offer Announcement Date), representing 0.09% of all the Shares as at the date hereof),

(each a “Tender and Support Party”, and collectively, the “Tender and Support Parties”).

In the Tender and Support Agreement with Grindrod Investments Proprietary Limited, TMI and the Offeror have agreed that an injunction is the sole and exclusive remedy for breach of the Tender and Support Agreement by such Tender and Support Party.

11.2	Pursuant to the Tender and Support Agreements, each Tender and Support Party has undertaken and/or agreed, inter alia, that:

(a)	Each Tender and Support Party agrees to promptly (and, in any event, not later than ten (10) business days after commencement of the Offer with respect to Subject Shares Beneficially Owned as of the date of such Tender and Support Agreement and as soon as practicable (but not later than five (5) business days) after the Tender and Support Party acquires Beneficial Ownership of any additional Shares during the Support Period, but in any case prior to the Expiration Time) accept, and/or cause to be accepted, the Offer with respect to all the Subject Shares of the Tender and Support Party and deliver and/or tender or cause to be delivered and/or tendered all such Subject Shares of the Tender and Support Party to a depositary in South Africa designated in the Offer Documents (the “Depositary”).

(b)	No Withdrawal. Each Tender and Support Party agrees not to withdraw, and not to cause or permit to be withdrawn, any Subject Shares from the Offer, or any acceptance of the Offer, unless and until (i) the Offer shall have been terminated or shall have expired without Offeror having accepted for payment any Shares tendered in the Offer, in each case, in accordance with the terms of the Offer or (ii) termination of the relevant Tender and Support Agreement in accordance with paragraph 11.2(e) of this Announcement.

(c)	Conditional Obligation. Each Tender and Support Party acknowledges and agrees that the Offeror’s obligation to accept for payment Shares tendered into the Offer, including the Subject Shares tendered by the Tender and Support Party, is subject to the terms and conditions of the Offer.

(d)	Voting Agreement. Each Tender and Support Party agrees that, during the Support Period, it will not, or, if granting a proxy with respect to the Subject Shares, will instruct the proxy holder not to, vote any Subject Shares in favour of, or consent to, and will, or, if granting a proxy with respect to the Subject Shares, will instruct the proxy holder to, vote against and not consent to, the approval of any (i) Company Acquisition Proposal, (ii) reorganization, recapitalization, dissolution, liquidation or winding-up of the Company or any other extraordinary transaction involving the Company other than the Offer, or (iii) corporate action, the consummation of which would prevent or materially delay the consummation of the Offer. Each Tender and Support Party shall use its commercially reasonable efforts to ensure that, during the Support Period, any other Person having voting power with respect to any Subject Shares will not vote any such Subject Shares in favour of or consent to, and will vote against, the approval of the matters described in (i) to (iii) of this paragraph 11.2(d).

(e)	Termination of Tender and Support Agreement. Each Tender and Support Agreement shall terminate upon the termination or expiration of the Support Period or upon the termination of the Implementation Agreement.

11.3	For the purposes of paragraph 11.2 hereto, the following words and expressions have the following meanings:

(a)	A Tender and Support Party shall be deemed to “Beneficially Own” or to have acquired “Beneficial Ownership” of a security if the Tender and Support Party is the “beneficial owner” with respect to such security (within the meaning of Rule 13d-3 under the Exchange Act) or in which Shareholder may become otherwise interested (within the meaning of Section 7 of the Companies Act 1967 of Singapore (the “Companies Act”)).

(b)	“Offer Documents” shall mean collectively, a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, and including all exhibits thereto, the “Schedule TO”) with respect to the Offer in accordance with Rule 14d-3(a) promulgated under the Exchange Act and a Transaction Statement on Schedule 13E-3 (together with all amendments and supplements thereto, and including all exhibits thereto, the “Parent Schedule 13E-3”) with respect to the Offer in accordance with Rule 13e-3(d) promulgated under the Exchange Act.

(c)	“Subject Shares” shall mean any Shares that are owned or controlled (including, but not limited to, the Shares that the Tender and Support Party legally or Beneficially Owns as set out at paragraph 11.1 hereto), or hereafter acquired or controlled, by the Tender and Support Party, or for which the Tender and Support Party otherwise becomes the record or Beneficial Owner (within the meaning of Rule 13d-3 of the Exchange Act) or may become otherwise interested (within the meaning of Section 7 of the Companies Act), prior to the end of the Support Period, including Shares acquired after the date of any Tender and Support Agreement pursuant to acquisition by purchase, conversion or exercise of any security convertible into or exercisable for Shares, stock dividend, distribution, bonus issue, stock split, split-up, combination, merger, consolidation, reorganization, recapitalization, combination or similar transaction.

(d)	“Support Period” shall mean the period from the date of each tender and Support Agreement through the earliest of (i) the date upon which the Implementation Agreement is validly terminated in accordance with its terms, (ii) the date on which the Expiration Date of the Offer has occurred and the Subsequent Offer Period has expired, (iii) any date upon which any modification, waiver or amendment is made to any provision of the Implementation Agreement that is effected without the Tender and Support Party’s prior written consent and that reduces the amount or changes the form or type of the Offer Price, reduces, or imposes any conditions, requirements or restrictions on, the Tender and Support Party’s right to receive the Offer Price or otherwise adversely affects the interests of the Tender and Support Party in any material respect; (iv) the announcement in accordance with Rule 3.5 of the Code of a Company Acquisition Proposal ; or (v) 13 January 2023.

11.4	Total irrevocable commitments. Pursuant to the Tender and Support Agreements, the Offeror has received irrevocable commitments in respect of 1,939,163 Offer Shares in aggregate, representing 10.21% of all the Shares.

11.5	No other irrevocable commitments. Save for the Tender and Support Agreements, the Offeror has not received any irrevocable commitments from any other party to accept or reject the Offer as at the Offer Announcement Date.

11.6	Available for inspection. Copies of the Tender and Support Agreements are available for inspection during normal business hours at the London offices of TMI, at BSI House, 59 Markham Street, London SW3 3NR, from the Offer Announcement Date until the close of the Offer.

12	TMI SHAREHOLDER APPROVAL

12.1	The Offer is subject to the approval of TMI’s shareholders in respect of a proposed amendment to TMI’s existing investment policy (the “Investment Policy Amendment”). The Investment Policy Amendment would increase TMI’s maximum aggregate borrowing limit to 40% of gross asset value for acquisition financing, reducing to no more than 25% within 18 months, and would allow for the acquisition of a shipping company with a single investment restriction of 40% of gross asset value reducing to below 30% within 18 months.

12.2	The Investment Policy Amendment is considered to constitute a material change to the Company’s published Investment Policy. Therefore, pursuant to LR 15.4.8(2) of the Listing Rules of the FCA, TMI is required to obtain the approval of TMI Shareholders by way of an ordinary resolution, which requires the approval of a simple majority of the TMI Shareholders present in person or by proxy and entitled to vote at the meeting (the “Resolution”). The FCA has given its prior approval to the proposed amendments.

12.3	With regard to the Investment Policy Amendment Condition, as at the Offer Announcement Date, the directors of TMI have undertaken to vote in favour of the Resolution in respect of their own beneficial holdings, which amount in aggregate to 3,618,476 ordinary TMI shares and represent approximately 1.1 per cent of TMI’s issued share capital as at11 October 2022 (being the latest practicable date prior to the Offer Announcement Date).

12.4	Undertakings to vote in favour of the Resolution have also been received from certain other TMI Shareholders, which amount in aggregate to 41,946,549 TMI ordinary shares and represent approximately 12.7 per cent of TMI’s issued share capital as at 11 October 2022 (being the latest practicable date prior to the Offer Announcement Date).

12.5	Letters of intent to vote in favour of the Resolution have also been received from certain other TMI Shareholders, which amount in aggregate to 78,606,747 TMI ordinary shares and represent approximately 23.8 per cent of TMI’s issued share capital as at 11 October 2022 (being the latest practicable date prior to the Offer Announcement Date).

12.6	Undertakings and letters of in intent to vote in favour of the Resolution have therefore been received in respect of 124,171,772 TMI ordinary shares in aggregate, representing approximately 37.6 per cent of TMI’s issued share capital in total as at 11 October 2022 (being the latest practicable date prior to the Offer Announcement Date).

13	CONFIRMATION OF FINANCIAL RESOURCES

Evercore Asia (Singapore) Pte. Ltd.(“Evercore”), as financial adviser to the Offeror in connection with the Offer, confirms that sufficient financial resources are available to the Offeror to satisfy in full all acceptances of the Offer for the Offer Shares in cash on the basis of the Offer Price.

14	GRINDROD BOARD RECOMMENDATION

The Independent Company Directors have been advised by Provenance Capital Pte. Ltd. (the “IFA”) in connection with the financial terms of the Offer. Subject to the opinion of the IFA to be issued to the Independent Company Directors (and to be disclosed to the Grindrod Shareholders in the Solicitation/Recommendation Statement on Schedule 14D-9 to be mailed by Grindrod to the Grindrod Shareholders) (the “Company Circular”) on whether the financial terms of the Offer are fair and reasonable, the Independent Company Directors preliminarily recommend that the Grindrod Shareholders accept the Offer.

Grindrod Shareholders are advised not to take any action in relation to the Offer until Grindrod Shareholders have carefully considered (a) the Independent Company Directors’ formal recommendation to Shareholders in relation to the Offer in the Company Circular, (b) the advice of the IFA to be disclosed in the Company Circular, and (c) the intentions of the Offeror (where regard should also be had to paragraph 16 (Compulsory Acquisition) and paragraph 17(Listing Status) hereof), to be set out in the offer document referred to in paragraph 18.

15	DISCLOSURES ON HOLDINGS AND DEALINGS IN RELEVANT SECURITIES

15.1	As at the Offer Announcement Date, the Offeror and parties acting in concert with it own or control in aggregate 4,925,023 Shares, representing approximately 25.93% of all the Shares, details of which are set out in Schedule 2.

15.2	Save as disclosed in this Announcement (in particular Schedule 2 and Schedule 3), and based on the latest information available to the Offeror, neither the Offeror nor parties acting in concert with it:

(a)	owns, controls or has agreed to acquire any:

(i)	Shares;

(ii)	securities which carry voting rights in the Company; and

(iii)	convertible securities, warrants, options or derivatives in respect of such Shares or securities,

(collectively, the “Company Securities”);

(b)	has received any irrevocable undertakings from any party to accept or reject the Offer;

(c)	has dealt for value in any Company Securities during the period commencing three months preceding 29 August 2022 and ending on the Offer Announcement Date;

(d)	has entered into any arrangement (whether by way of option, indemnity or otherwise) in relation to the Shares which might be material to the Offer; or

(e)	has in respect of the Company Securities:

(i)	granted a security interest over any Company Securities to another person, whether through a charge, pledge or otherwise;

(ii)	borrowed from another person any Company Securities (excluding borrowed Company Securities which have been on-lent or sold); or

(iii)	lent any Company Securities to another person.

16	COMPULSORY ACQUISITION

16.1	Pursuant to Section 215(1) of the Companies Act, if the Offeror acquires not less than 90% of the total issued Shares as at the date of the Offer (other than those already held by the Offeror, its related corporations or their respective nominees as at the date of the Offer and which, for the avoidance of doubt, excludes any Shares held by the Company in treasury) (the “Compulsory Acquisition Threshold”) within four months after the date of the Offer, the Offeror will be entitled to exercise its rights under Section 215(1) of the Companies Act to compulsorily acquire all the Offer Shares of the Grindrod Shareholders who have not accepted the Offer on the same terms as the Offer.

In such event, the Offeror intends to exercise its right to compulsorily acquire all the Offer Shares of the Grindrod Shareholders who have not accepted the Offer. The Offeror will then proceed to delist the Company from the JSE and NASDAQ and terminate the registration of the Shares with the SEC.

16.2	Pursuant to Section 215(3) of the Companies Act, if the Offeror acquires such number of Offer Shares which, together with Shares held by it, its related corporations and their respective nominees, comprise 90% or more of the total issued Shares, the Grindrod Shareholders who have not accepted the Offer have a right to require the Offeror to acquire their Shares at the Offer Price. Such Grindrod Shareholders who wish to exercise such right are advised to seek their own independent legal advice.

17	LISTING STATUS

Nasdaq

17.1	Depending upon the number of Shares purchased by the Offeror pursuant to the Offer, the Shares may no longer meet the requirements of NASDAQ for continued listing and may be delisted from NASDAQ. According to NASDAQ’s published guidelines, NASDAQ would consider delisting the Shares if, among other things: (i) the number of Shares publicly held falls below 750,000; (ii) the number of holders (including both holders of beneficial interest and holders of record) of Shares falls below 400; or (iii) the market value of such publicly-held Shares is not at least US $5,000,000.

17.2	In addition, following the consummation of the Offer, if NASDAQ does not initiate delisting procedures on its own, the Offeror may decide to cause the Company to voluntarily delist the Shares from NASDAQ, depending upon the number of Shares purchased by the Offeror pursuant to the Offer and the number of holders of the Shares. If the Offeror acquires such number of Offer Shares which, together with Shares held by it, its related corporations and their respective nominees, comprise 90% or more of the total issued Shares within four months after the date of the Offer and the Offeror exercises its rights under Section 215(1) of the Companies Act to compulsorily acquire all the Offer Shares of the Grindrod Shareholders who have not accepted the Offer, the Offeror intends to cause the Company to voluntarily delist the Shares from NASDAQ.

17.3	Registration of the Shares under the Exchange Act, may be terminated upon notice to the SEC if the Shares are neither listed on a national securities exchange in the U.S. nor held by 300 or more holders of record. Termination of such registration of the Shares would substantially reduce the information required to be furnished by the Company to its shareholders and to the SEC and would make certain provisions of such Act no longer applicable to the Company, such as the requirement of furnishing an annual report on Form 20-F to shareholders and the requirements of Rule 13e-3 under such Act with respect to “going private” transactions.

17.4	Grindrod Shareholders should note that the Offeror may seek to delist from NASDAQ and terminate the Company’s registration of the Shares under the Exchange Act in circumstances where the 90% Compulsory Acquisition Threshold is not met, subject to satisfying applicable legal and regulatory requirements (including any requirements imposed by NASDAQ and/or the SEC) at the relevant time.

JSE

17.5	In a scenario where the Offeror exercises its right to compulsorily acquire and acquires or agrees to acquire all of the Offer Shares (in the circumstances contemplated in paragraph 17.1), the Offeror intends to procure that the Company will make an application for the cancellation of the listing of its securities on the List maintained by the JSE and for the cancellation of the admission to trading of the Company’s securities on the Main Board of the JSE.

17.6	It is anticipated that the application for cancellation of the listing on the List maintained by the JSE and the admission to trading on the Main Board of the JSE will take effect no earlier than the commencement of business on the JSE on the date that is 30 JSE Business Days after the publication by the Offeror of an announcement that it is invoking its right to compulsorily acquire all of the Offer Shares.

17.7	Grindrod Shareholders should note that the Offeror may also seek to delist from the JSE in circumstances where the 90% Compulsory Acquisition Threshold is not met, subject to satisfying applicable legal and regulatory requirements (including any requirements imposed by the JSE and/or the South African Reserve Bank) at the relevant time.

17.8	Delisting of the Shares from NASDAQ and the cancellation of the listing on the List maintained by the JSE would significantly reduce the liquidity and marketability of the Shares. Delisting of the Shares from the JSE would significantly reduce the liquidity and marketability of the Shares held on the South African register.

18	OFFER DOCUMENT

18.1	Further information on the Offer will be set out in an Offer to Purchase and related documents to be mailed to the Grindrod Shareholders. The Offer to Purchase, which will contain the terms and conditions of the Offer, and enclose the appropriate form(s) of acceptance, will be despatched to Grindrod Shareholders no earlier than 14 days and no later than 21 days from the Offer Announcement Date. The Offer will remain open for acceptances by Grindrod Shareholders for a period of at least 20 U.S. business days, or 28 days from the date of mailing of the Offer to Purchase, whichever the longer.

18.2	In the meantime, Grindrod Shareholders are advised to exercise caution when dealing in the Shares.

19	GRINDROD SHAREHOLDERS IN OTHER JURISDICTIONS

The availability of the Offer to persons not resident in the United States of America, South Africa, the United Kingdom, or Singapore maybe affected by the laws of the relevant jurisdiction. Grindrod Shareholders of the Company who are not resident in the United States of America, South Africa, the United Kingdom, or Singapore should inform themselves about, and observe, any applicable requirements in their own jurisdiction. Further details in relation to Grindrod Shareholders of the Company who are not resident in the United States of America, South Africa, the United Kingdom, or Singapore will be contained in the Offer to Purchase.

20	APPOINTMENT OF INDEPENDENT FINANCIAL ADVISER

Provenance Capital Pte. Ltd. has been appointed as the independent financial adviser (“IFA”) to advise the Independent Company Directors who are considered independent for the purposes of the Offer and the FSA Proposal. The Company Circular will contain, inter alia, the opinion provided by the IFA to the Independent Company Directors and the recommendation of the Independent Company Directors and will be sent to Grindrod Shareholders and FSA Holders, together with the Offer to Purchase in accordance with the requirements of the Code and Rule 14d-9 of the SEC promulgated pursuant to the Exchange Act.

21	RESPONSIBILITY STATEMENT

21.1	Company Board. The Company Board (including those who may have delegated supervision of this Announcement) has taken all reasonable care to ensure that the facts stated and all opinions expressed in paragraphs 8 and 14 of this Announcement (but not in any other paragraph of this Announcement) are fair and accurate and that no material facts have been omitted from paragraphs 8 and 14 of this Announcement, the omission of which would make any statement in paragraphs 8 and 14 of this Announcement (but not in any other paragraph of this Announcement) misleading; and the Company Board jointly and severally accepts responsibility accordingly. Where any information in paragraphs 8 and 14 of this Announcement (but not in any other paragraph of this Announcement) has been extracted or reproduced from published or otherwise publicly available sources or obtained from TMI or the Offeror, the sole responsibility of the Company Board has been to ensure, through reasonable enquiries, that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in paragraphs 8 and 14 of this Announcement (but not in any other paragraph of this Announcement). The Company Board does not accept any responsibility for any information relating to TMI or the Offeror or any opinion expressed by TMI or the Offeror.

21.2	Offeror Board. The Offeror Board (including those who may have delegated supervision of this Announcement) has taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement (other than paragraphs of this Announcement) are fair and accurate and that no material facts have been omitted from this Announcement (other than paragraphs 8 and 14 of this Announcement), the omission of which would make any statement in this Announcement (other than paragraphs 8 and 14 of this Announcement) misleading; and the Offeror Board jointly and severally accepts responsibility accordingly. Where any information in this Announcement has been extracted or reproduced from published or otherwise publicly available sources (including, without limitation, information relating to the Company and its subsidiaries and associated companies), the sole responsibility of the Offeror Board has been to ensure, through reasonable enquiries, that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement (other than paragraphs 8 and 14 of this Announcement). The Offeror Board does not accept any responsibility for any information, or opinion expressed, in paragraphs 8 and 14 of this Announcement.

21.3	TMI Board. The TMI Board (including those who may have delegated supervision of this Announcement) has taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement (other than paragraphs 8 and 14 of this Announcement) are fair and accurate and that no material facts have been omitted from this Announcement (other than paragraphs 8 and 14 of this Announcement), the omission of which would make any statement in this Announcement (other than paragraphs 8 and 14 of this Announcement) misleading; and the TMI Board jointly and severally accepts responsibility accordingly. Where any information in this Announcement has been extracted or reproduced from published or otherwise publicly available sources (including, without limitation, information relating to the Company and its subsidiaries and associated companies), the sole responsibility of the TMI Board has been to ensure, through reasonable enquiries, that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement (other than paragraphs 8 and 14 of this Announcement). The TMI Board does not accept any responsibility for any information, or opinion expressed, in paragraphs 8 and 14 of this Announcement.

12 October 2022

BY ORDER OF THE BOARD	BY ORDER OF THE BOARD	BY ORDER OF THE BOARD

GOOD FALKIRK (MI) LIMITED	TAYLOR MARITIME INVESTMENTS LIMITED	GRINDROD SHIPPING HOLDINGS LTD.

This announcement contains inside information for the purposes of Article 7 of the Market Abuse Regulation EU 596/2014 as it forms part of retained EU law (as defined in the European Union (Withdrawal) Act 2018).

Forward-Looking Statements

This Announcement contains forward-looking statements relating to a voluntary conditional cash offer by the Offeror to acquire all of the issued ordinary shares in the capital of the Company (other than Shares held by the Offeror and Shares held in treasury), which offer involves substantial risks and uncertainties that could cause any actual outcome to differ materially from those expressed or implied by such statements.

All statements other than statements of historical facts included in this Announcement are or may be forward-looking statements. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “may” and “might”. These statements reflect TMI’s and the Offeror’s, or, as applicable, the Company’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information.

These forward-looking statements are subject to risks and uncertainties including, among other things, satisfaction or waiver of the conditions to closing of any transaction that is agreed to by TMI, the Offeror and the Company (including by reason of the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to whether and how many of the Company’s shareholders will tender their shares into any offer and the possibility that any agreed transaction is not consummated.

Such forward-looking statements are not guarantees of future performance or events and involve known and unknown risks and uncertainties. Accordingly, actual results may differ materially from those described in such forward-looking statements. Shareholders and investors should not place undue reliance on such forward-looking statements, and neither TMI, the Offeror, the Company, nor Evercore undertakes any obligation to update publicly or revise any forward-looking statements, subject to compliance with any applicable laws and regulations and/or rules of the SGX-ST and/or any other regulatory or supervisory body or agency.

Important Information

The tender offer by the Offeror referred to in this communication has not commenced. This communication is for informational purposes only, is not a recommendation and is neither an offer to purchase nor a solicitation of an offer to sell any Shares of the Company or any other securities, nor is it a substitute for the Tender Offer Statement on Schedule TO that TMI and/or the Offeror will file, and the Solicitation/Recommendation Statement on Schedule 14D-9 and other necessary filings that the Company will file, with the SEC, in the event that the tender offer is commenced. Any solicitation and offer to buy Shares of the Company will only be made pursuant to an offer to purchase and related tender offer materials. At the time the tender offer is commenced, TMI, the Offeror and/or a subsidiary or affiliate thereof will file with the SEC a Tender Offer Statement on Schedule TO and other necessary filings and in connection therewith the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 and other necessary filings with the SEC. Any such Tender Offer Statement (including an offer to purchase, a related letter of transmittal and certain other offer documents) and any such Solicitation/Recommendation Statement on Schedule 14d-9 will contain important information. Any holders of Shares are urged to read these documents carefully if and when they become available because they will contain important information that holders of Shares should consider before making any decision with respect to the tender offer. In the event that a tender offer is commenced, the offer to purchase, the related letter of transmittal and the solicitation/recommendation statement and other filings related to the offer will be made available for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by TMI and/or the Offeror will be available free of charge on TMI’s internet website at taylormaritimeinvestments.com/investor-centre/. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s internet website at grinshipping.com/investor relations. In addition, holders of Shares may obtain free copies of the tender offer materials by contacting the information agent for the tender offer that will be named in the Tender Offer Statement.

Schedule 1
OTHER Conditions to the Offer

1	Other Conditions to the Offer

Pursuant to the terms of the Implementation Agreement, in addition to the conditions set out in paragraph 2.1(e) of this Announcement, the Offer shall be conditional upon none of the following events having occurred and continuing to exist since the date of the Implementation Agreement:

(1)	the Implementation Agreement shall have been terminated in accordance with its terms (the “Termination Condition”);

(2)	since the date of the Implementation Agreement, any of the following shall have occurred:

(a)	a material adverse change in the assets, financial condition, profits, or results of operation of the Company Group, taken as a whole (excluding, for the avoidance of doubt, the impact of the Special Dividend and any Permitted Dividend);

(b)	any litigation, arbitration, prosecution or other legal proceedings having been instituted, announced or threatened by or against or remaining outstanding against the Company or any of the Company Subsidiaries which would, or would reasonably be expected to, have a material adverse effect on the assets, financial condition, or results of operation of the Company Group taken as a whole; and/or

(c)	the discovery by TMI that any financial, business, or other information concerning the Company Group, publicly disclosed by the Company or any of the Company Subsidiaries in a filing with the SEC or the JSE within the three (3) years preceding the date of the Implementation Agreement was materially misleading, contained a material misrepresentation of fact, or omitted to state a fact necessary to make the information not misleading, in each case, as at the time of such public disclosure and which in any case is materially adverse to the assets. financial condition or results of operations of the Company Group taken as a whole, in the case of each of paragraphs (2)(a), (2)(b), and (2)(c) above, having the effect of causing, or being reasonably likely to cause, a diminution of the consolidated net asset value (excluding intangible assets and interests in joint ventures) of the Company Group, taken as a whole, as reflected in the latest publicly disclosed consolidated balance sheet, by more than twenty percent (20%) as compared to the same value in the Company Group’s publicly disclosed consolidated balance sheet as of 30 June 2022.

(3)	since the date of the Implementation Agreement, any of the following shall have occurred and be continuing without the prior written consent of TMI:

(a)	the Company converting all or any of the Shares into a larger or smaller number of Shares;

(b)	the Company entering into a share buy-back agreement or resolving to approve the terms of a share buy-back agreement under the Singapore Companies Act (other than (i) the withholding of Shares to satisfy tax withholding obligations with respect to any of the Company Forfeitable Shares in accordance with the terms of the Company Equity Plan and any applicable award, (ii) the forfeiture of outstanding Company Forfeitable Shares, or (iii) the cancellation of Company Forfeitable Shares as contemplated by Section 1.5 of the Implementation Agreement);

(c)	the Company resolving to reduce its share capital in any way (other than (i) the withholding of Shares to satisfy tax withholding obligations with respect to any of the Company Forfeitable Shares in accordance with the terms of the Company Equity Plan and any applicable award, (ii) the forfeiture of outstanding Company Forfeitable Shares, or (iii) the cancellation of Company Forfeitable Shares as contemplated by Section 1.5 of the Implementation Agreement);

(d)	the Company making any allotment or issuance of, or granting any option or other security to subscribe for or convertible into, any Shares (other than the allotment and issuance of Shares upon the vesting and settlement of any Company Forfeitable Shares outstanding at the date of the Implementation Agreement in accordance with their terms and pursuant to the FSA Payment Issuance);

(e)	the Company issuing, or agreeing to issue, convertible notes or other debt securities (excluding transactions between members of the Company Group and borrowings in the ordinary and usual course under the Company Group’s existing credit facilities or working capital lines);

(f)	the Company declaring, making or paying any dividends or any other form of distribution to its Grindrod Shareholders (excluding (i) the declaration, making and payment of the Special Dividend, (ii) declaring, making or paying a dividend by reference to each quarter of the Company in an amount determined in accordance with and subject to the parameters (including as to the maximum percentage limit of distributable profits) set out in, the Company’s dividend and capital return policy as in effect on 25 August 2022 (but without taking into account the Special Dividend in determining such amount) that has a declaration date, announcement date, record date and payment date that is consistent with past practice as to timing and amount provided that such dividend is permitted by Law and shall not prejudice the payment of the Special Dividend, and (iii) the making or payment of the Special Dividend Equivalent Payment);

(g)	an Order issued by any court of competent jurisdiction restraining, enjoining, preventing or otherwise prohibiting the consummation of the Offer shall be in effect (the “Injunction Condition”);

(h)	the Company or any Company Material Subsidiary resolving that it be wound up;

(i)	the appointment of a liquidator, provisional liquidator, judicial manager, provisional judicial manager and/or other similar officer of the Company or any Company Material Subsidiary;

(j)	the making of an order by a court of competent jurisdiction for the winding-up of the Company or any Company Material Subsidiary;

(k)	the Company or any Company Material Subsidiary entering into any arrangement or general assignment or composition for the benefit of its creditors generally;

(l)	the appointment of a receiver or a receiver and manager, in relation to all or a substantial part of the property or assets of the Company Group;

(m)	the Company or any Company Material Subsidiary becoming or being deemed by Law or a court of competent jurisdiction to be insolvent;

(n)	all or substantially all of the Company Group ceases to carry on business in the ordinary and usual course;

(o)	the Company or any Company Subsidiary becoming the subject of any criminal investigation and/or proceeding that would, or is reasonably likely to have a material adverse effect on the assets, financial condition, or results of operation of the Company Group taken as a whole and having the effect of causing, or being reasonably likely to cause, a diminution of the consolidated net asset value (excluding intangible assets and interests in joint ventures) of the Company Group by more than twenty percent (20%) as compared to the same value in the Company Group’s publicly disclosed consolidated balance sheet as of 30 June 2022;

(p)	the occurrence of any event which, under the laws of any jurisdiction, has an analogous or equivalent effect to any of the foregoing event(s); and

(q)	any representation and warranty of the Company in the Implementation Agreement not being true and correct as of the date of the Implementation Agreement and immediately prior to the Expiration Time, as though made on and as of such time (except to the extent such representation or warranty is expressly made as of a specific date or time, in which case as of such date or time), except where the failure to be so true and correct would not have or reasonably be expected to have a material adverse effect on the assets, financial condition or results of operation of the Company Group taken as a whole and having the effect of causing a diminution of the consolidated net asset value (excluding intangible assets and interests in joint ventures) of the Company Group by more than twenty percent (20%) as compared to the same value in the Company Group’s publicly disclosed consolidated balance sheet as of 30 June 2022.

In the event all the Offer Conditions are satisfied on a date, falling after the expiry of the Initial Expiration Time, which is not a Qualifying U.S. Business Day, the Offer Conditions will only be deemed to be satisfied on the next Qualifying U.S. Business Day.

2	Termination of the Implementation Agreement

For the purposes of paragraph 1(1) of this Schedule 1, the Implementation Agreement provides, that it be terminated and the transactions contemplated hereby may be abandoned (with respect to paragraphs 2(b) to (i) of this Schedule 1 by written notice by the terminating party to the other party) at any time prior to the Acceptance Time, in each case, after consultation with, or approval of the SIC, as and to the extent required under the Code:

(a)	by mutual written agreement of TMI and the Company, by action of the TMI Board and the Company Board, respectively;

(b)	by either the Company or TMI, if the Acceptance Time shall not have occurred on or before 11:59 p.m., New York City time, on 13 January 2023 (such date, the “Outside Date”); provided, that the right to terminate the Implementation Agreement pursuant to this paragraph 2(b) shall not be available to any party whose breach of the Implementation Agreement has been a principal cause of the failure of the Acceptance Time to occur on or before the Outside Date;

(c)	by either the Company or TMI, if any court of competent jurisdiction or shall have issued any Order prior to the Acceptance Time permanently restraining, enjoining, preventing or otherwise prohibiting, the consummation of the Offer and, in each case, such Order shall have become final and non-appealable; provided, that the right to terminate the Implementation Agreement pursuant to this paragraph 2(c) shall be available only if the party seeking to terminate the Implementation Agreement shall have complied with its applicable obligations under Section 4.3 of the Implementation Agreement before asserting the right to terminate under this paragraph 2(c);

(d)	by TMI or the Offeror, at any time prior to the Acceptance Time, if (i) the Company Board or any committee thereof shall have effected a Company Change of Board Recommendation, or (ii) the Company shall have entered into a definitive acquisition agreement with respect to a Company Acquisition Proposal;

(e)	by the Company, at any time prior to the Acceptance Time, in order to enter into a definitive agreement with respect to a Superior Company Proposal in accordance with Section 4.2(d) of the Implementation Agreement, but only if the Company has not breached, in any respect, its obligations under Section 4.2 of the Implementation Agreement with respect to such Superior Company Proposal; provided, that immediately following or concurrently with such termination, the Company enters into a definitive acquisition agreement that documents the terms and conditions of such Superior Company Proposal;

(f)	by TMI if: (i) there has been a material breach by the Company of its representations, warranties or covenants contained in the Implementation Agreement such that any Offer Condition is not reasonably capable of being satisfied while such breach is continuing, (ii) TMI shall have delivered to the Company written notice of such breach and (iii) such breach is not capable of cure or shall not have been cured within the earlier of the Outside Date or thirty (30) days from the date of delivery of such written notice to the Company; provided, that TMI shall not be permitted to terminate the Implementation Agreement pursuant to this paragraph 2(f) if there has been any material breach by TMI of its obligations under the Implementation Agreement;

(g)	by the Company if: (i) there has been a material breach by TMI or the Offeror of any of its representations, warranties or covenants contained in the Implementation Agreement such that any of the Offer Conditions is not reasonably capable of being satisfied while such breach is continuing, or Offeror is not reasonably likely to consummate the Offer while such breach is continuing; (ii) the Company shall have delivered to TMI written notice of such breach and (iii) such breach is not capable of cure or shall not have been cured within the earlier of the Outside Date or thirty (30) days from the date of delivery of such written notice to TMI; provided, that the Company shall not be permitted to terminate the Implementation Agreement pursuant to this paragraph 2(g) if there has been any material breach by the Company of its obligations under the Implementation Agreement;

(h)	by TMI or the Company, if the Offer shall have expired or been terminated in a circumstance in which all of the Offer Conditions are satisfied or have been waived (other than the Minimum Condition and conditions which by their nature are to be satisfied at the expiration of the Offer) following the end of the aggregate thirty-five (35) Business Day period set forth in proviso (1) in clause (C) of Section 1.1(e)(ii) of the Implementation Agreement or the Expiration Time shall not have occurred 60 calendar days after the Commencement Time, unless otherwise agreed by TMI and the Company with the prior written consent of the SIC; or

(i)	by TMI or the Company, if the Investment Policy Amendment has been submitted to the TMI Shareholders for approval at a duly convened TMI Shareholder Meeting and the Requisite TMI Shareholder Vote shall not have been obtained at such meeting (unless such TMI Shareholder Meeting has been adjourned or postponed, in which case at the final adjournment or postponement thereof).

3	Definitions

For the purposes of this letter, the following words and expressions shall have the following meanings:

“Acceptance Time” means the time at which the Offeror irrevocably accepts for payment all Shares that are validly tendered and not withdrawn as of the Expiration Time.

“Affiliates” when used with respect to any Person, means any other Person who is an “affiliate” of that first Person within the meaning of Rule 405 promulgated under the Securities Act.

“Aggregate FSA Payment” means all FSA Payments collectively.

“Business Day” means any day other than a Saturday, Sunday or any day on which commercial banks in New York, New York are authorized or required by applicable law to close.

“Commencement Time” means the date and time of the commencement of the Offer.

“Company Acquisition Proposal” means any offer or proposal from a Third Party (other than TMI or its Affiliates) or “group”, within the meaning of Section 13(d) of the Exchange Act, in connection with (a) a scheme of arrangement, business combination, amalgamation or other similar transaction involving the Company in which any Person or group (as defined in Section 13(d) of the Exchange Act) would acquire beneficial ownership of Equity Interests representing more than 50% of the issued Shares (other than shares held in treasury), (b) a sale, lease, license, mortgage, pledge or other disposition, directly or indirectly, by merger, consolidation, business combination, share exchange, partnership, joint venture or otherwise, of assets of the Company (including Equity Interests of a Company Subsidiary) or the Company Subsidiaries representing more than 50% of the consolidated assets of the Company Group based on their fair market value as determined in good faith by the Company Board, (c) an issuance or sale (including by way of scheme of arrangement, business combination, amalgamation or otherwise) of Equity Interests representing more than 50% of the issued Shares (other than shares held in treasury), (d) a tender offer or exchange offer in which any Third Party or group (as defined in Section 13(d) of the Exchange Act) would acquire beneficial ownership, or the right to acquire beneficial ownership, of Equity Interests representing more than 50% of the issued Shares (other than shares held in treasury), or (e) any combination of the foregoing (in each case, other than the Offer).

“Company Board” means the Board of Directors of the Company.

“Company Equity Plan” means the Company’s 2018 Forfeitable Share Plan, as amended with the approval of the holders of the Company Shares at the Company’s 2022 Annual General Meeting.

“Company Forfeitable Shares” means awards of entitlements to Shares, subject to vesting conditions and other terms and conditions, granted pursuant to the Company Equity Plan, that settle in Shares when vested.

“Company Group” means the Company and the Company Subsidiaries.

“Company Material Subsidiary” means any Subsidiary of the Company that had a net asset value (excluding intangible assets and interests in joint ventures) as of 30 June 2022 that was more than ten percent (10%) of the consolidated net asset value (excluding intangible assets and interests in joint ventures) of the Company Group as reflected in the Company’s publicly disclosed consolidated balance sheet as of 30 June 2022.

“Company Subsidiaries” means a Subsidiary of the Company.

“Dividend Record Date” means the record date the Company Board will, following consultation with TMI, declare and set promptly following the later of (i) the satisfaction of the Regulatory Condition, and (ii) the satisfaction of the Investment Policy Amendment Condition, and provided that the Injunction Condition shall not have been triggered, which date shall be, subject to the requirements of NASDAQ Listing Rule 5250(e)(6) and Rule 10b-17 promulgated under the Exchange Act and the Listings Requirements of the JSE, as close as practically possible to a scheduled Expiration Time occurring thereafter.

“Enlarged Group” means the TMI group as enlarged by the acquisition of the Company Group.

“Equity Interests” means any share, capital stock, partnership, limited liability company, member or similar equity interest in any Person, and any option, share of restricted stock, restricted stock unit, stock appreciation right, phantom stock, performance share or unit, warrant, right or other security (including debt securities) convertible, exchangeable or exercisable into or for any such share, capital stock, partnership, limited liability company, member or similar equity interest.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expiration Time” means the date and time at which: (a) the Offer expires and is not subsequently extended pursuant to and in accordance with the Implementation Agreement; or (b) if all of the Offer Conditions are satisfied (or waived in accordance with the Implementation Agreement) on any Qualifying U.S. Business Day after the Initial Expiration Time, such Qualifying U.S. Business Day.

“FCA” means the Financial Conduct Authority of the United Kingdom.

“Financial Markets Act” or “FMA” means the Financial Markets Act No. 19 of 2012 of South Africa, as amended from time to time.

“FSA Payment” means an amount in cash, without interest, equal to the product of (x) the Offer Price and (y) the aggregate number of Company Forfeitable Shares accruing to the Outstanding Awards.

“FSA Payment Issuance” means the Company Shares to be issued to the Offeror promptly after the Offeror’s payment to the Company of the Aggregate FSA Payment, and the number of such Company Shares is to be equal to the Aggregate FSA Payment divided by the Offer Price.

“Initial Expiration Time” means 11:59 p.m., New York City time, on the later of (a) the twentieth (20th) Business Day following (and including the day of) the Commencement Time (determined pursuant to Rule 14(d)-1(g)(3) promulgated under the Exchange Act), and (b) the twenty eighth (28th) day following (and not including the day of) the Commencement Time.

“Investment Policy Amendment” means the amendments to TMI’s published investment policy (or the adoption of a new investment policy), in either case, which permit TMI (whether directly or through the Offeror) to consummate the transactions contemplated by the Implementation Agreement and in a form approved prior to such amendment or adoption by (a) the FCA in accordance with LR 15.4.8 of the FCA’s Listing Rules and (b) the Company (acting reasonably).

“JSE” means JSE Limited (Registration number 2005/022939/06), a public company incorporated and registered under the laws of South Africa and licensed as an exchange under the FMA, and which does business as the “JSE” or the “Johannesburg Stock Exchange”.

“JSE Business Day” means any day other than a Saturday, Sunday or any other day on which the JSE is closed.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act).

“Qualifying U.S. Business Day” means any Business Day other than a Business Day that immediately precedes a Business Day on which commercial banks in any of (a) Norway, (b) Singapore or (c) South Africa are authorized or required by applicable Law to close.

“Requisite TMI Shareholder Vote” means the affirmative vote or consent in respect of resolutions to approve the Investment Policy Amendment, of a simple majority of 50% plus one vote of every shareholder present and voting in person or by proxy at the TMI Shareholder Meeting.

“SEC No-Action Relief” means the SEC relevant exemptive and no-action relief obtained by TMI under the Exchange Act in respect of the Offer and the SIC Rulings.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shares” means the issued ordinary shares in the capital of the Company.

“SIC” means the Securities Industry Council of Singapore.

“SIC Rulings” means the relevant rulings and confirmations under the Code in respect of the Offer and the SEC No-Action Relief obtained by TMI from the Securities Industry Council of Singapore.

“Special Dividend” means a special dividend from the Company of US$5.00 per Share.

“Special Dividend Equivalent Payment” means the special dividend equivalent payment of US$5.00 per Share underlying each Outstanding Award.

“Subsequent Offering Period” means a subsequent offering period of at least fifteen (15) Business Days (and one or more extensions thereof) for the Offer in accordance with Rule 14d-11 under the Exchange Act the SEC No-Action Relief, the Code and the SIC Rulings.

“Subsidiary” means of any other Person means any corporation, partnership, limited liability company, joint venture or other legal entity of which such other Person, as the case may be, owns, directly or indirectly, a majority of the capital stock or other Equity Interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, limited liability company, joint venture or other legal entity, or otherwise owns, directly or indirectly, such capital stock or other Equity Interests that would confer control of any such corporation, partnership, limited liability company, joint venture or other legal entity (which shall include, but not be limited to, the control conferred by serving as managing member, general partner or similar such position with respect to any such entity), any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act or, with respect the Company, any entity that is a “Subsidiary” (as defined above) of the Company as of the date hereof.

“Superior Company Proposal” means a bona fide written Company Acquisition Proposal, made by a Third Party which the Company Board has determined, in the good faith judgment of the Company Board (after consultation with the Company’s financial advisors and outside legal counsel), taking into account such legal, financial and regulatory aspects of the Company Acquisition Proposal as the Company Board considers in good faith to be appropriate (including financing, regulatory or other consents and approvals, breakup or termination fee and deposit provisions and the conditionality, timing and likelihood of consummation of, and the person or group making, such proposals), would reasonably be expected to result in a transaction that is more favourable from a financial point of view to the Grindrod Shareholders than the transactions contemplated by the Implementation Agreement, taking into account all financial terms and conditions of such transaction.

“Third Party” means any person other than the Company, the Offeror or TMI.

“TMI Group” means TMI and its subsidiary undertakings.

“TMI Shareholders” means holders of shares in TMI.

“TMI Shareholder Meeting” means a meeting of the TMI Shareholders for the purpose of seeking the Requisite TMI Shareholder Vote.

Schedule 2
DETAILS OF HOLDINGS IN THE COMPANY SECURITIES

The holdings of Company Securities of the Offeror and the following persons who are acting in concert with the Offeror as at the Offer Announcement Date are set out below:

Holdings in Company Securities

Name	Direct Interest
	No. of Shares	%(1)
Offeror	4,925,023 Shares	25.93%
RMB Morgan Stanley (Pty) Ltd (“RMBMS”)(2)	18,092 Shares	0.10%

Note(s):

(1)	Percentage shareholdings in the Company have been calculated based on 18,996,493 Shares (excluding 313,531 Shares held by the Company in treasury). Percentage figures are rounded to the nearest two decimal places.

(2)	RMBMS is a related corporation of Rand Merchant Bank, which is an adviser to the Offeror, and is therefore merely a party presumed to be acting in concert with the Offeror.

Schedule 3
DETAILS OF DEALINGS IN THE COMPANY SECURITIES

S/N	Dealing Entity(1)	Nature of Dealing(2)	No. of Shares Dealt	Date of Dealing (DD/MM/YYYY)	Average Transaction Price Per Share (RAND)	Average Transaction Price Per Share (USD)(3)
1	RMBMS	Buy	70	30/05/2022	410.50	22.64
2	RMBMS	Buy	330	31/05/2022	403.34	22.25
3	RMBMS	Buy	2	31/05/2022	404.99	22.34
4	RMBMS	Buy	235	01/06/2022	397.54	21.93
5	RMBMS	Buy	10	06/06/2022	411.50	22.70
6	RMBMS	Buy	44	07/06/2022	405.99	22.39
7	RMBMS	Buy	297	08/06/2022	379.81	20.95
8	RMBMS	Buy	222	09/06/2022	367.69	20.28
9	RMBMS	Buy	359	09/06/2022	355.53	19.61
10	RMBMS	Buy	1261	13/06/2022	327.61	18.07
11	RMBMS	Buy	3196	14/06/2022	314.74	17.36
12	RMBMS	Buy	55	15/06/2022	318.39	17.56
13	RMBMS	Buy	151	21/06/2022	309.00	17.04
14	RMBMS	Buy	957	23/06/2022	297.87	16.43
15	RMBMS	Buy	750	28/06/2022	320.98	17.70
16	RMBMS	Buy	750	29/06/2022	292.51	16.13
17	RMBMS	Buy	322	01/07/2022	289.91	15.99
18	RMBMS	Buy	1497	07/07/2022	267.52	14.76
19	RMBMS	Buy	1206	12/07/2022	248.19	13.69
20	RMBMS	Buy	761	15/07/2022	262.46	14.48
21	RMBMS	Buy	400	18/07/2022	276.97	15.28
22	RMBMS	Buy	150	19/07/2022	267.93	14.78
23	RMBMS	Buy	150	20/07/2022	291.17	16.06
24	RMBMS	Buy	170	01/08/2022	303.30	16.73
25	RMBMS	Buy	150	02/08/2022	298.18	16.45
26	RMBMS	Buy	485	15/08/2022	312.15	17.22
27	RMBMS	Buy	1587	16/08/2022	312.24	17.22
28	RMBMS	Buy	1	18/08/2022	359.47	19.83
29	RMBMS	Buy	1396	19/08/2022	363.13	20.03
30	RMBMS	Buy	504	22/08/2022	339.24	18.71
31	RMBMS	Buy	3	25/08/2022	337.08	18.59
32	RMBMS	Buy	301	29/08/2022	336.51	18.56
33	RMBMS	Buy	1300	31/08/2022	391.52	21.60
34	RMBMS	Buy	300	06/09/2022	416.05	22.95
35	RMBMS	Buy	523	07/09/2022	425.05	23.44
36	RMBMS	Buy	300	13/09/2022	420.00	23.17
37	RMBMS	Buy	996	14/09/2022	415.57	22.92
38	RMBMS	Buy	1000	16/09/2022	415.05	22.89
39	RMBMS	Buy	300	19/09/2022	420.80	23.21
40	RMBMS	Buy	1909	20/09/2022	426.46	23.52
41	RMBMS	Buy	300	27/09/2022	414.69	22.87
42	RMBMS	Buy	2683	03/10/2022	421.45	23.25
43	RMBMS	Buy	300	07/10/2022	427.85	23.60
44	RMBMS	Sell	7	30/05/2022	419.49	23.14
45	RMBMS	Sell	483	31/05/2022	415.29	22.91

46	RMBMS	Sell	151	01/06/2022	396.71	21.88
47	RMBMS	Sell	26	03/06/2022	416.02	22.95
48	RMBMS	Sell	1	06/06/2022	414.11	22.84
49	RMBMS	Sell	123	07/06/2022	419.97	23.16
50	RMBMS	Sell	3933	08/06/2022	380.75	21.00
51	RMBMS	Sell	38	08/06/2022	404.02	22.28
52	RMBMS	Sell	6057	09/06/2022	361.09	19.92
53	RMBMS	Sell	2	09/06/2022	383.48	21.15
54	RMBMS	Sell	42	10/06/2022	343.60	18.95
55	RMBMS	Sell	451	21/06/2022	311.90	17.20
56	RMBMS	Sell	300	22/06/2022	301.45	16.63
57	RMBMS	Sell	1339	24/06/2022	309.98	17.10
58	RMBMS	Sell	300	27/06/2022	300.28	16.56
59	RMBMS	Sell	470	29/06/2022	306.64	16.91
60	RMBMS	Sell	501	30/06/2022	291.99	16.11
61	RMBMS	Sell	797	01/07/2022	288.66	15.92
62	RMBMS	Sell	1065	08/07/2022	271.38	14.97
63	RMBMS	Sell	323	11/07/2022	275.53	15.20
64	RMBMS	Sell	5277	12/07/2022	260.27	14.36
65	RMBMS	Sell	150	20/07/2022	299.99	16.55
66	RMBMS	Sell	1961	25/07/2022	288.33	15.90
67	RMBMS	Sell	1376	27/07/2022	291.56	16.08
68	RMBMS	Sell	781	10/08/2022	311.99	17.21
69	RMBMS	Sell	73	11/08/2022	323.95	17.87
70	RMBMS	Sell	3583	18/08/2022	360.86	19.90
71	RMBMS	Sell	1	18/08/2022	366.28	20.20
72	RMBMS	Sell	48	19/08/2022	375.50	20.71
73	RMBMS	Sell	384	22/08/2022	350.57	19.34
74	RMBMS	Sell	150	23/08/2022	356.21	19.65
75	RMBMS	Sell	1383	04/10/2022	410.15	22.62

Note(s):

(1)	RMBMS is a related corporation of Rand Merchant Bank, which is an adviser to the Offeror, and is therefore merely a party presumed to be acting in concert with the Offeror.

(2)	The dealings by RMBMS are all transactions resulting from unsolicited client trades, and are neither solicited nor executed by RMB. RMBMS had entered into the relevant dealings in order to hedge requests from clients who wished to enter into derivative transactions in relation to the Shares, and to unwind such hedged positions.

(3)	Based on the exchange rate of USD1:ZAR18.13 on 10 October 2022 extracted from Bloomberg L.P.

(4)	The SIC has ruled that the dealings at S/N 1 through 6, and S/N 33 through 43 (in relation to the purchase of Shares by RMBMS) will be disregarded for the purposes of Rule 15.2 of the Code.

(5)	The SIC has ruled that the dealings at S/N 44 to 75 (in relation to the sale of Shares by RMBMS) will be disregarded for the purposes of Rule 11.2 of the Code.